Exhibit 99.3

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED

DECEMBER 31, 2022

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis

The following is a discussion of the results of operations and financial condition of Seabridge Gold Inc. and its subsidiary companies for the years ended December 31, 2022 and 2021. This report is dated March 30, 2023 and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2022 and 2021, the Company’s Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml. Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.com. As the Company has no operating project at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity or other financings. All amounts contained in this document are stated in Canadian dollars unless otherwise disclosed.

The consolidated financial statements for the year ended December 31, 2022 and the comparative year ended December 31, 2021 have been prepared by the Company in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Company Overview

Seabridge Gold Inc. is a company engaged in the acquisition and exploration of mineral properties, with an emphasis on gold resources, located in North America. The Company’s objective is to provide its shareholders with exceptional leverage to a rising gold price and the returns from significant copper resources it has acquired. The Company’s business plan is to increase its mineral resources in the ground, through exploration, but not to go into production on its own. The Company intends to sell projects or participate in joint ventures towards production with major mining companies. Since inception in 1999, Seabridge has acquired interests in numerous advanced-stage gold projects situated in North America and its principal projects include the KSM property located in British Columbia and the Courageous Lake property located in the Northwest Territories. The Company also holds a 100% interest in the Iskut Project in British Columbia and the Snowstorm Project in Nevada. In 2020, the Company purchased its 100% interest in the 3 Aces gold project in Yukon and acquired the East Mitchell property, adjacent to the KSM project, in British Columbia. Although focused on gold exploration, the Company has made significant copper discoveries, in particular, at KSM. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

During the third quarter of 2022, the Company announced Jay Layman retired as President and COO. Mr. Layman, however, will continue to serve as a Director of the Company and will assist in the transitioning and mentoring of two new officer appointments: Ryan Hoel, P.E., as Senior VP, Chief Operating Officer and Melanie Miller as VP, Chief Sustainability Officer. Mr. Hoel joined the Company in September 2021 as VP, Projects and since that time has led the Substantially Started activities at KSM. Ms. Miller joined the Company, as a Director, in June 2019, and has served as the Chairperson of the Company’s Sustainability Committee since its inception.

Selected Annual Information

Summary Operating Results ($000s - except per share amounts)	2022	2021	2020
Remeasurement of secured note	36,967	-	-
Gain on disposition of mineral interests	-	21,943	-
Corporate and administrative expenses	(16,090)	(13,379)	(16,530)
Foreign exchange gain (loss)	(12,874)	22	(616)
Environmental rehabilitation expense	(6,722)	(5,377)	-
Finance expense and other	(3,471)	(116)	(199)
Impairment of investment in associate	(873)	-	-
Equity loss of associate	(207)	(221)	(187)
Other income - flow-through shares	1,366	2,373	1,676
Unrealized gain (loss) on convertible notes receivable	(16)	104	-
Interest income	2,794	176	114
Income tax recovery (expense)	(8,268)	(4,630)	800
Net income (loss)	(7,394)	895	(14,942)
Basic earnings (loss) per share	$(0.09)	$0.01	$(0.23)

Summary Statement of Financial Position ($000s)	2022	2021	2020
Current assets	140,387	54,159	46,229
Non-current assets	955,232	693,583	601,588
Total assets	1,095,619	747,742	647,817
Current liabilities	51,993	17,301	10,194
Non-current liabilities	303,093	28,108	22,905
Equity	740,533	702,333	614,718
Total liabilities and equity	1,095,619	747,742	647,817

Results of Operations, 2022 Compared to 2021

The Company recorded net loss of $7.4 million or $0.09 per share for the year ended December 31, 2022 compared to net income of $0.9 million or $0.01 per share for the year ended December 31, 2021.

During the year ended December 31, 2022, the most significant items contributing to the net loss included corporate and administrative expenses, environmental rehabilitation expense, foreign exchange loss, finance costs, and income taxes, partially offset by unrealized gain due to change in the fair value of the Company’s secured note liability and interest income. These items are discussed further below.

Since the issuance on March 24, 2022, the fair value of the secured note liability decreased by $39.9 million of which the Company recorded $37.0 million gain through profit or loss, and $2.9 million through other comprehensive income (loss).

The Company measures the fair value of its secured note liability using a discounted cash flow model with a Monte Carlo simulation. Key assumptions into this model are summarized in the following table.

Inputs and Assumption	March 24, 2022	December 31, 2022
Weighted Average Life[1]	23.5 years	44.9 years
Forecast silver production, in thousands of ounces	105,778	166,144
Future silver price	US$28.96 to US$35.42	US$29.38 to US$110.51
Risk-free rate	2.5%	3.4%
Credit spread	5.2%	5.3%
Volatility	60%	60%
Silver royalty discount factor	7.1%	8.6%

1)	Weighted average life reflects the revised silver forecast production schedule contained in the recently filed KSM updated Preliminary Feasibility Study (PFS) and Preliminary Economic Assessment (PEA) for the KSM project, discussed below.

The fair value of the secured note was estimated using Level 3 inputs and is most sensitive to changes in silver prices and forecasted silver production.

During the second quarter of 2021, the Company disposed of its residual interests in its previously owned Red Mountain project located in northwestern British Columbia, for cash proceeds of US$18 million and recorded a gain of $21.9 million through the statement of operations and comprehensive earnings (loss) in that period. The capitalized costs incurred and accumulated while the Company held the project had previously been recovered through option and acquisition payments and the residual interest in the project had no carrying value.

Corporate and administrative expenses for 2022 were $16.1 million, up $2.7 million or 20% from prior year. The increase was mainly due to higher cash compensation, and higher professional fees and other general and administrative expenses, partially offset by lower stock-based compensation (discussed below).

Cash compensation increased by $1.7 million, from $5.8 million in 2021 to $7.5 million in 2022. The increased cash compensation mainly related to an increase in non-project headcount. Professional fees and other general and administrative expenses increased by $0.8 million, from $1.8 million in 2021 to $2.6 million in 2022. The increase mainly related to the costs associated with the implementation of a new ERP system, the Company wide risk assessment review, and sustainability reporting. Other general and administrative expenses increased by $0.6 million, from $2.3 million in 2021 to $2.9 million in 2022. The increase was mainly related to increased external consulting costs and travel. The Company anticipates that personnel numbers and related remuneration will continue to increase slightly but not as significantly as has been the case in 2022.

The Company has, since 2019, refocused the compensation practices away from issuing a combination of stock options and RSUs to only issuing restricted share units (RSUs). During the year ended December 31, 2022, stock-based compensation expense, related to RSUs, decreased by $0.4 million, from $3.5 million in 2021, to $3.1 million in 2022. The decrease was mainly due to the fact that the RSUs granted in December 2020 and expensed in 2021, had a higher grant date fair value when compared to the RSUs granted during 2021 and expensed in 2022.

To the year ended December 31, 2021, the Company had expensed all accumulated fair value associated with stock options as the service period related to the remaining outstanding options ended in that year. The Company’s stock-based compensation expense related to stock options and restricted share units are illustrated on the following tables:

			($000s)
Options granted	Exercise price ($)	Number of options	Grant date fair value	Cancelled prior to 2021	Expensed prior to 2021	Expensed in 2021	Expensed in 2022	Balance to be expensed
December 12, 2018	15.46	568,000	4,719	-	4,711	8	-	-
				-	4,711	8	-	-

		($000s)
RSUs granted	Number of RSUs	Grant date fair value	Expensed prior to 2021	Expensed in 2021	Expensed in 2022	Balance to be expensed
December 16, 2020	135,450	3,413	487	2,926	-	-
June 24, 2021	10,000	222	-	-	185	37
September 01, 2021	20,000	454	-	75	304	75
September 07, 2021	10,000	229	-	36	155	38
October 01, 2021	10,000	195	-	24	122	49
December 13, 2021	123,800	2,622	-	437	2,185	-
July 04, 2022	10,000	159	-	-	52	107
December 13, 2022	310,266	5,073	-	-	135	4,938
			487	3,498	3,138	5,244

During the second quarter of 2022, 123,800 RSUs granted in December 2021 vested upon the Company completing the 2021 exploration program at Snowstorm and were exchanged for common shares of the Company. Of the total fair value of $2.6 million, $0.4 million was charged to the statement of operations and comprehensive loss in fourth quarter of 2021, and the remaining $2.2 million was charged to the statement of operations and comprehensive loss during the first and second quarter of 2022.

During the second quarter of 2021, 10,000 RSUs were granted to a Board member upon their appointment to the Board. Half of those RSUs vested in the second quarter of 2022, and the remaining half will vest on the second anniversary of their appointment. During the third and fourth quarter of 2021, a total of 40,000 RSUs were granted to three members of senior management. Half of those RSUs vested during 2022, and the remaining half will vest on the second anniversary of their appointment in 2023. During the third quarter of 2022, 10,000 RSUs were granted to a Board member upon their appointment to the Board. Half of those RSUs will vest on the first anniversary of the appointment, and the remaining half will vest on the second anniversary of the appointment.

During the first six months of 2021, 135,450 RSUs, granted in 2020, fully vested to the holders upon the Company attaining pre-established vesting conditions and $2.9 million of fair value was expensed through the statement of operations and comprehensive loss.

The $12.9 million foreign exchange loss recognized in 2022 was the net result of $21.2 million of foreign exchange loss associated with the secured note, partially offset by $8.3 million of foreign exchange gain recognized mainly on the US dollar denominated cash and short-term investments translated to Canadian dollars during the period. During the comparative year, the Company recognized a foreign exchange gain of $0.02 million.

The finance costs incurred during 2022 amounted to $3.5 million and were primarily related to the secured note financing. During the comparative year, $0.1 million of finance costs were incurred.

In 2022, the Company recognized $1.4 million of other income related to the flow-through share premium recorded primarily on the financings completed in June 2021 (discussed below). During the comparative year, the Company recognized $2.4 million of other income related to the flow-through share premium recorded on the financings completed in June 2020 and in June 2021 (discussed below).

The Company holds common shares of several mining companies that were received as consideration for optioned mineral properties and other short-term investments, including one gold exchange traded receipt. In 2022, the Company recognized an increase in fair value of investments of $0.3 million, net of income taxes. During the comparative year, the Company recognized a decrease in fair value of investments, net of income taxes, of $0.4 million. The change in the fair value of these investments was recorded within comprehensive income (loss) on the consolidated statement of operations and comprehensive income (loss).

The Company holds one investment in an associate that is accounted for on the equity basis. In 2022, the Company recognized $0.2 million loss in investment in associate. During the comparative year, the Company recognized $0.2 million loss in investment in associate. Also, during the second quarter of 2022, the Company reviewed the recoverability of the investment in the associate and recorded an impairment of $0.9 million in the consolidated statement of operations and comprehensive income (loss).

In 2018, the Company filed an updated reclamation and closure plan for the Johnny Mountain mine site and charged $7.4 million of rehabilitation expenses to the consolidated statements of operations and comprehensive income (loss). The Johnny Mountain Mine site was acquired, along with the Iskut Project, during the Snip Gold acquisition in 2016. Expenditures were expected to be incurred between 2018 and 2022 and included the estimated costs for the closure of all adits and vent raises, removal of the mill and buildings, treatment of landfills and surface water management as well as ongoing logistics, freight and fuel costs.

The Company’s reclamation activities were somewhat curtailed during 2020 while non-essential activities were halted, and the Company strived to reduce the numbers of personnel in any camp at any one-time. In 2021, the Company reassessed the closure plan for the Johnny Mountain Mine and charged $5.4 million of rehabilitation expenses to the consolidated statements of operations and comprehensive income (loss). Also, in 2022, the Company reassessed the closure plan for the Johnny Mountain Mine and charged an additional $6.6 million of rehabilitation expenses to the consolidated statements of operations and comprehensive income (loss). Additional reclamation costs were mainly the result of weather-related events that delayed 2022 reclamation activities until 2023. Costs are now expected to be incurred until 2025.

In 2022, the Company incurred $4.5 million of environmental rehabilitation expenditures (2020 - $3.3 million) that were recorded as a reduction to the provision for reclamation liabilities on the consolidated statements of financial position.

-	Reclamation activities at Johnny Mountain focused on four areas in 2022:
o	Deconstruction of the mill building
o	Complete the relocation of potential acid generating waste into the tailings storage facility
o	Continuing in-situ hydrocarbon remediation
o	Conducting permit compliance monitoring activities

In 2022, the Company recognized income tax expense of $8.3 million, primarily due to the deferred tax liability arising from the gain recognized on remeasurement of the fair value of the secured note liability, and from the renouncement of expenditures related to the June 2021 flow-through shares issued which are capitalized for accounting purposes. The income tax expense was partially offset by income tax recovery arising from the losses in the period. The income tax impact of the revaluation of the secured note liability that was recorded through other comprehensive income (loss) during 2022, of $0.1 million, was also recorded through other comprehensive income (loss).

During the comparative year, the Company recognized income tax expense of $4.6 million primarily due to the deferred tax liability arising from the gain recognized on disposition of the Company’s residual interests in its previously owned Red Mountain project, and from the renouncement of expenditures related to the June 2020 and June 2021 flow-through shares issued, that are capitalized for accounting purposes but renounced to investors for tax purposes. The income tax expense was partially offset by income tax recovery arising from the losses in the year.

Results of Operations, 2021 Compared to 2020

The Company recorded net income of $0.9 million or $0.01 per share for the year ended December 31, 2021 compared to a net loss of $14.9 million or $0.23 per share for the year ended December 31, 2020.

During the year ended December 31, 2021, the most significant items contributing to net income included the gain on disposition of mineral interests, other income reported for flow-through shares, and interest income, partially offset by corporate and administrative expenses, income taxes, and environmental rehabilitation expense. These and other items are discussed further below.

During the second quarter 2021, the Company disposed of its residual interests in its previously owned Red Mountain project located in northwestern British Columbia, for cash proceeds of US$18 million and recorded a gain of $21.9 million through the statement of operations and comprehensive income (loss). The capitalized costs incurred and accumulated while the Company held the project had previously been recovered through option and acquisition payments and the residual interest in the project had no carrying value, resulting in the gain.

Corporate and administrative expenses for 2021 were $13.4 million, down $3.2 million or 19% from prior year mainly due to $5.3 million decrease in stock-based compensation, partially offset by $1.0 million increase in cash compensation, $0.7 million increase in professional fees and $0.5 million increase in other general and administrative expenses.

Increase in cash compensation was due both to increase in base salary and headcount. Increase in professional fees and other general and administrative expenses was mainly related to increase in recruitment costs and the costs associated with the Company wide risk assessment review and the preparation and publication of its inaugural sustainability report. The inaugural sustainability report was prepared with select disclosures and guidance from the Sustainability Standards Accounting Board Metals and Mining Industry Standards and the Global Reporting Initiative Standards, as well as metrics designed specifically for the Company.

Lower stock-based compensation expense in 2021 when compared to prior year was primarily due to the fact that the expense in 2020 was inclusive of fair value recognition for the non-market performance options granted between 2015 and 2019 that were vested in late 2020.

Quarterly Information

Selected financial information for the last eight quarters ending December 31, 2022 is as follows:

	2022				2021
(in thousands of Canadian dollars, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	-			-	-	-	-	-
Earnings (loss) for the period	(25,246)	5,045	19,088	(6,281)	(8,546)	(822)	14,548	(4,285)
Basic earnings (loss) per share	(0.31)	0.06	0.24	(0.08)	(0.11)	(0.01)	0.19	(0.06)
Diluted earnings (loss) per share	(0.31)	0.06	0.24	(0.08)	(0.11)	(0.01)	0.19	(0.06)

During the second and third quarter of 2022, the unrealized gain related to the change in the fair value of the secured note was $31.6 million and $24.9 million, respectively. During the fourth quarter of 2022, the unrealized gain loss related to the change in the fair value of the secured note was $19.5 million. In the first quarter 2022, the loss for the period included $2.3 million of stock-based compensation expense related to amortization of RSUs granted in December 2021 that were vested during the second quarter 2022. In the fourth quarter 2022, the loss included $6.6 million of rehabilitation expenses related to the Johnny Mountain Mine. In the fourth quarter 2021, the loss included $5.4 million of rehabilitation expenses related to the Johnny Mountain Mine. In the second quarter 2021, net income included $21.9 million gain on disposition of interest in the Red Mountain project. In the first quarter 2021, the loss for the period included $2.9 million of stock-based compensation expense related to amortization of RSUs granted in December 2020 that were vested during the second quarter 2021.

Mineral Interests and Site Capture Activities

During the year ended December 31, 2022, the Company added an aggregate of $54.6 million of expenditures that were attributed to mineral interests. The breakdown of the mineral interests expenditures by project is illustrated on the following table:

($000s)	Amount	Percentage
KSM	39,985	72%
Iskut	8,125	15%
Snowstorm	3,091	6%
3 Aces	3,045	6%
Courageous Lake	823	1%
Total expenditures	55,069	100%

During 2022, the Company’s main efforts and most significant spending were focused on its 2022 site capture and early infrastructure development activities that are designed to ensure that KSM’s Environmental Assessment Certificate (“EAC”) remains in good standing. During 2022, the Company also filed a full updated pre-feasibility study (“PFS”) for KSM. The full study included a preliminary economic assessment (“PEA”) for mineral resources at KSM, not included in the PFS resources. Results of the PFS and PEA are discussed below.

On site capture activities, under the B.C. Environmental Assessment Act, a project’s EAC is subject to expiry if the project has not been substantially started (“Substantial Start”) by the deadline specified in the EAC. The expiry date for KSM’s EAC is July 29, 2026. However, if the B.C. Minister of Environment and Climate Change Strategy determines that a project has been Substantially Started on or before the deadline, the EAC remains in effect for the life of the project. The 2022 full year plan for site capture was approximately $150 million and was funded by the proceeds of the US$225 million secured note issued in March 2022. Significant activities include road, bridge and camp construction, hydro installations, fish habitat offsetting programs and the acquisition and transport of construction equipment and vehicles.

The site capture expenditures during the year ended December 31, 2022 are illustrated below:

($000s)	Balance January 1, 2022	Expenditures 2022	Balance December 31, 2022
Capital expenditure	25,419	151,500	176,919
Capitalized borrowing costs	-	14,735	14,735
	25,419	166,235	191,654

1)	Also, upon signing a Facilities Agreement in 2022, the Company paid $28.8 million to the British Columbia Hydro and Power Authority (“BC Hydro”) to supply construction phase hydro-sourced electricity to the KSM project. Payments made to BC Hydro related to the Facilities Agreement are recorded in long-term receivables on the statement of financial position.

The results of the PFS show a considerably more sustainable and profitable mining operation than its 2016 predecessor. It envisages an all open pit mine plan that includes the Mitchell, East Mitchell and Sulphurets deposits only with a 33 year operating life. Mill production is increased from an initial 130,000 metric tonnes per day (tpd) to 195,000 tpd in the third year of production. The primary reasons for the improvements in the plan arise from the acquisition of the East Mitchell resource in December 2020 and an expansion to planned mill throughput. The many design improvements over earlier studies include a smaller environmental footprint, reduced waste rock production, a 50% increase in mill throughput, and the elimination of capital-intensive block cave mining. The Company is also studying the use of trolley-assist technology or how supply of power from BC Hydro and the possible electrification of the entire mine fleet can enhance carbon optimization.

Projected economic results of the study compared to the 2016 study and against alternate scenarios are illustrated below.

Amounts expressed in US dollars	2016 PFS Base Case	2022 PFS Base Case	2022 PFS Recent Spot Case	2022 PFS Alternate Case
Metal Prices:
Gold ($/ounce)	1,230	1,742	1,850	1,500
Copper ($/pound)	2.75	3.53	4.25	3.00
Silver ($/ounce)	17.75	21.90	22.00	20.00
Molybdenum ($/lb)	8.49	18.00	18.00	18.00
US$/Cdn$ Exchange Rate:	0.80	0.77	0.77	0.77
Cost Summary:
Operating Costs Per Ounce of Gold Produced (years 1 to 7)	$119	$35	$-83	$118
Operating Costs Per Ounce of Gold Produced (life of mine)	$277	$275	$164	$351
Total Cost Per Ounce of Gold Produced (inclusive of all capital and closure)	$673	$601	$490	$677
Initial Capital (billions)	$5.0	$6.4	$6.4	$6.4
Sustaining Capital (billions)	$5.5	$3.2	$3.2	$3.2
Unit Operating Cost (US$/tonne)	$12.36	$11.36	$11.36	$11.36
Pre-Tax Results:
Net Cash Flow (billions)	$15.9	$38.6	$46.1	$27.9
NPV @ 5% Discount Rate (billions)	$3.3	$13.5	$16.4	$9.2
Internal Rate of Return	10.4%	20.1%	22.4%	16.5%
Payback Period (years)	6.0	3.4	3.1	4.1
Post-Tax Results:
Net Cash Flow (billions)	$10.0	$23.9	$28.6	$17.1
NPV @ 5% Discount Rate (billions)	$1.5	$7.9	$9.8	$5.2
Internal Rate of Return	8.0%	16.1%	18.0%	13.1%
Payback Period (years)	6.8	3.7	3.4	4.3

The results of the PEA announced during the year is a stand-alone mine plan that was undertaken to evaluate a potential future expansion of the KSM mine to the copper rich Iron Cap and Kerr deposits after the PFS mine plan has been completed. The PEA is primarily an underground block cave mining operation supplemented with a small open pit and is planned to operate for 39 years with a peak mill feed production of 170,000 t/d. The PEA demonstrates that KSM is a potential multigenerational mining project with flexibility to vary metal output.

Work also continued on various, significant, components of the eventual design of KSM including connection to BC Hydro’s transmission line. Work was conducted on planned infrastructure projects, including the continuation of the construction of the access road to site as well as new temporary and permanent camp installations.

In order to achieve its objectives and milestones, the Company estimates annual costs for each of its mineral interests and tracks costs against those estimates for payroll, environmental and social, technical engineering, exploration and other holding or property costs. The below information describes those costs versus the 2022 estimates.

Advancing the KSM Project and in addition to the substantial start discussion above, the Company’s 2022 plan and reported costs to December 31, 2022 were:

($000s)	Actual	Plan
Payroll	3,452	2,964
Technical and engineering	20,353	12,443
Environmental and social	21,646	23,571
Other holding or property	313	302
Total	45,764	39,280

Technical and engineering costs include costs related to the completion of the 2022 PFS and PEA and the continuing geotechnical data collection for key mine infrastructure. Significant variance between the actual and planned technical and engineering costs was due to overruns in direct drilling costs, related to a change in scope of work, and higher costs due to inflation including, labour, commodities, logistics and camp support. Environmental and social endeavors relate to environmental monitoring baseline studies at KSM.

At Iskut, the Company’s 2022 plan and reported costs to December 31, 2022 were:

($000s)	Actual	Plan
Payroll	1,567	886
Exploration	6,135	6,000
Environmental and social	5,121	4,940
Total	12,823	11,826

The Company conducted its exploration and drilling program at Iskut based on the analysis of the 2021 drilling and geophysical surveying programs. The 2022 program entailed ten drill holes, totaling 10,162 meters, and was designed to test the porphyry gold-copper potential at depth on the Bronson Slope deposit as well as below the Quartz Rise Lithocap. Work was also planned to consider forming a drill testing program at an additional site on the SnipGold claim block.

Drilling in 2022 the Company discovered a large, well-mineralized breccia pipe beneath the historic Bronson Slope skarn deposit. The extensive quartz-magnetite pipe, which has been identified as the source of the Bronson Slope deposit, holds broadly disseminated gold and copper mineralization from multiple hydrothermal eruptive events believed to originate from a major porphyry intrusive source. A 2023 drill program is being planned to target an increase in the Bronson gold-copper resource and find the intrusive source of the breccia pipe. The current resource at Bronson Slope contains a measured and indicated resource of 187Mt of 0.36 g/t gold and 0.12% copper.

Regional geophysical surveys and continuous surface geology work on the property point to a distinct structural feature that connects the Quartz Rise, Bronson Slope and Snip North targets. All the prospective gold-copper intrusions recognized on the property fall along this regional trend and this observation has led us to envision a cluster of gold-copper deposits. Prior drilling at the lithocap on Quartz Rise and historical drilling at the Snip North target has encountered gold-copper grades that will be explored further in 2023.

In addition to exploration work at Iskut, the Company continued its planned 2022 reclamation and closure activities at the Johnny Mountain mine site. Work included, among other items, the dismantling and removal of the historic mill and mill buildings. Reported within provision for reclamation liabilities and in support of the reclamation and closure of the Johnny Mountain Mine, the Company incurred $4.5 million of costs versus a 12 month estimate of $3.2 million.

At Snowstorm, where the Company’s objective was to continue exploration activities at Snowstorm, the Company’s 2022 estimated costs and those incurred to December 31, 2022 were:

($000s)	Actual	Plan
Payroll	620	595
Exploration	2,162	1,700
Other holding or property	366	367
Total	3,147	2,662

During the third and fourth quarter of 2022, the Company evaluated the results of the drilling program completed in the second quarter of 2022. The program entailed re-entering existing drill holes and used directional drilling tools to continue drilling from known gold-bearing intersections, toward prospective higher-grade structures. Approximately 2,500 meters of drilling was completed.

At the Company’s 3 Aces project, 2022 estimated costs and those incurred that supported the current year’s initial drill program, to December 31, 2022 were:

($000s)	Actual	Plan
Payroll	919	1,056
Exploration	1,758	5,000
Environmental	332	1,123
Other holding or property	45	45
Total	3,055	7,224

The lower actual incurred costs when compared to the plan was due to delay in obtaining permits. The Company successfully secured a five-year, Class 4 permit for 3 Aces during the third quarter of 2022 and work immediately commenced on camp repairs, securing water sources and the drilling program. Due to the delay in the granting of the permit, however, the Company altered its original 2022 program to accommodate the shortened drilling season. The 2022 program was designed to test the exploration model developed for a central core area that would confirm the potential for resource expansion and evaluate the applicability of the model to establish drill targets within the 3 Aces claims.

As reported in prior periods, the Company continues to evaluate the best path forward at its Courageous Lake project in NWT. Options include securing a joint venture partner, the sale of all or a portion of the project, updating the 2012 PFS with a smaller initial project, or conducting additional exploration outside the area of known reserves and resources.

In response to the Covid-19 pandemic, the Company implemented measures to safeguard the health and well-being of its employees, contractors, consultants, and community members. Many of the Company’s employees worked remotely prior to the pandemic, and from March 2020 through to 2022, employees have been working remotely during ongoing periods of lockdowns in various jurisdictions. The Company conducted its 2022 programs around social distancing protocols that include safety and preventative actions at its camps. The Company executed its 2022 exploration and development work at KSM, Iskut, Snowstorm and 3 Aces projects under the same successful protocols it implemented in 2020 and 2021. The Company’s engagement with potential joint venture partners, or potential acquirors of KSM or Courageous Lake diminished in both 2020 and 2021 as major mining companies focused on addressing the needs of their existing operations as a result of the pandemic.

The Company has full access to its properties in Canada and the United States and has managed to adequately staff its camps for conducting its programs. The Company has not experienced problems obtaining the supplies and services needed for its work programs. The Company will follow the advice of local governments and health authorities where it operates. The Company plans work programs on an annual basis and adjusts its plans to the conditions it faces. Now with many of the travel and other restrictions eliminated, the Company fully expects to be able to continue operating its planned programs. One factor that the Company must plan for is the recent resurgence of inflation above past multi-decade levels. Budgets prepared for 2023 have incorporated inflation factors, including labour costs, fuel and energy costs and camp operations and supplies. These increases have not materially impacted planned operations or the Company’s ability to fund and execute its plans.

Liquidity and Capital Resources

The Company’s working capital position at December 31, 2022, was $88.4 million compared to $36.9 million on December 31, 2021. Increased cash resources resulted from the cash raised through financings (discussed below), and exercise of stock options, partially offset by cash used in early infrastructure development and corresponding equipment, environmental, reclamation and exploration projects, corporate and administrative costs, and reclamation bonding deposits for KSM. Included in current liabilities at December 31, 2022, is $4.2 million of flow-through premium liability which is a non-cash item (December 31, 2021 - $1.4 million) and will be reduced as flow-through expenditures are incurred.

	December 31,	December 31,
($000s)	2022	2021
Assets
Current assets
Cash and cash equivalents	$46,150	$11,523
Short-term deposits	81,690	29,243
Amounts receivable and prepaid expenses	8,220	10,026
Investment in marketable securities	3,696	3,367
Convertible notes receivable	631	-
Total current assets	140,387	54,159

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$42,956	$12,165
Flow-through share premium	4,183	1,366
Lease obligations	511	90
Provision for reclamation liabilities	4,343	3,680
Total current liabilities	51,993	17,301
Working Capital (1)	88,394	36,858

(1)	This is a non-GAAP financial performance measure with no standard definition under IFRS.

On March 24, 2022, the Company entered into an agreement selling a secured note (“Note”) that is to be exchanged at maturity for a 60% gross silver royalty (the “Silver Royalty”) on the KSM project to Sprott Resource Streaming and Royalty Corp. and Ontario Teachers’ Pension Plan (jointly, the “Investors”) for US$225 million. The proceeds of the financing are to be used to continue ongoing physical works at KSM and advance the project towards a designation of Substantially Started. The Substantially Started designation ensures the continuity of the KSM project’s approved EAC for the life of the project.

The Note bears interest at 6.5% per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares. During 2022, the interest was paid in cash. The Company’s obligations under the Note are secured by a charge over all of the assets of its wholly owned subsidiary, KSM Mining ULC, and a limited recourse guarantee from the Company secured by a pledge of the shares of KSM Mining ULC.

If project financing to develop, construct and place KSM into commercial production is not in place by March 24, 2027, the Investors can put the Note back to the Company for US$232.5 million in cash or common shares at the Company’s option. This right expires once such project financing is in place. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates.

If the EAC expires at any time while the Note is outstanding, the Investors can put the Note back to the Company for US$247.5 million at any time over the following nine months, in cash or common shares at the Company’s option. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty would terminate.

When the Note matures, the Investors will use all of the principal amount repaid on maturity to purchase the Silver Royalty. The Note matures upon the first of either commercial production being achieved at KSM and either the 10-year anniversary, or if the EAC expires and the Investors do not exercise their right to put the Note to the Company, the 13-year anniversary of the issue date of the Note.

If commercial production is not achieved at KSM prior to the tenth anniversary from closing, the Silver Royalty payable to the Investors will increase to a 75% gross silver royalty. If the EAC expires during the term of the Note and the corresponding put right is not exercised, the increase will occur at the thirteenth anniversary from closing. The Company has the option to buy back 50% of the Silver Royalty, once exchanged on or before 3 years after commercial production has been achieved, for an amount that provides the Investors a minimum guaranteed annualized return.

No amount payable may be paid in common shares of Seabridge if, after the payment, any of the Investors would own more than 9.9% of the Company’s outstanding shares.

The financing provides most of the capital necessary to attain Substantial Start and reduces the time from the construction schedule once a construction decision has been made.

In 2019, the Company entered into an agreement with two securities dealers, for an At-The-Market offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$40 million in value of common shares of the Company. In 2020, the Company issued 1,327,046 shares, at an average selling price of $21.94 per share, for net proceeds of $28.5 million under the Company’s At-The-Market offering.

During the first quarter of 2021, the Company entered into an agreement with two securities dealers, for an At-The-Market offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$75 million in value of common shares of the Company. This program was in effect until the Company’s current US$775 million Shelf Registration Statement expired in December 2022, and was renewed subsequent to the year end. In 2021, the Company issued 2,242,112 shares, at an average selling price of $22.71 per share, for net proceeds of $49.9 million under the Company’s At-The-Market offering. In 2022, the Company issued 998,626 shares, at an average selling price of $22.82 per share, for net proceeds of $22.3 million under the Company’s At-The-Market offering.

Subsequent to December 31, 2022, the Company entered into a new agreement with two securities dealers, for an At-The-Market offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$100 million in value of common shares of the Company. This program can be in effect until the Company’s US$750 million Shelf Registration Statement expires in 2025. Subsequent to December 31, 2022, the Company issued 313,666 shares, at an average selling price of $18.26 per share, for net proceeds of $5.6 million under the Company’s At-The-Market offering.

During the year ended December 31, 2022, the Company received $7.3 million upon the exercise of 540,834 stock options.

In December 2022, the Company issued a total of 675,400 flow-through common shares at an average $22.24 per common share for aggregate gross proceeds of $15.0 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2022. At the time of issuance of the flow-through shares, $4.2 million premium was recognized as a liability on the consolidated statements of financial position.

During 2022, operating activities, including working capital adjustments, used $8.0 million cash compared to $11.7 million cash used by operating activities in 2021. The decrease in the year-over-year basis was mainly related to $4.0 million decrease in cash used in working capital, $4.9 million increase in foreign exchange gain, and $2.6 million increase in interest income, partially offset by $3.1 million increase in general and administrative expenses, $3.4 million increase in financing fees, and $1.2 million increase in environmental rehabilitation disbursements. Higher general and administrative expenses in 2022 was mainly related to higher cash compensation, new ERP implementation costs, and the costs associated with the risk assessment review and sustainability programs. Operating activities in the near-term are expected to remain stable or increase marginally given the growth in project and corporate activity in the Company.

As previously disclosed in the Company’s prior years financial statements, in 2019 the Company received a notice from the CRA that it proposed to reduce the amount of expenditures reported as Canadian Exploration Expenses (CEE) for the three-year period ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time-to-time, with the proceeds from the issuance of flow-through shares and renounced, to subscribers, the expenditures which it determined to be CEE. The notice disputes the eligibility of certain types of expenditures previously audited and approved as CEE by the CRA. The Company strongly disagrees with the notice and responded to the CRA auditors with additional information for their consideration. In 2020, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.3 million of Part Xll.6 tax owing. The Company has been made aware that the CRA has reassessed certain investors who subscribed for flow-through shares in 2013 and will reassess other investors with reduced CEE deductions. Notice of objections to the Company’s and investors’ reassessments have and will be filed as received and will be appealed to the courts, should the notice of objections be denied. The Company has indemnified the investors that subscribed for the flow-through shares. The potential tax indemnification to the investors is estimated to be $10.8 million, plus $2.9 million potential interest. No provision has been recorded related to the tax, potential interest, nor the potential indemnity as the Company and its advisors do not consider it probable that there will ultimately be an amount payable.

During 2016, upon the completion of an audit of the application by tax authorities of the British Columbia Mineral Exploration Tax Credit (“BCMETC”) program, the Company was reassessed $3.6 million, including accrued interest, for expenditures that the tax authority has categorized as not qualifying for the BCMETC program. The Company recorded a $3.6 million provision within non-trade payables and accrued expenses on the consolidated statements of financial position as at December 31, 2016 with a corresponding increase in mineral interests. In 2017 the Company filed an objection to the reassessment with the appeals division of the tax authorities and paid one-half of the accrued balance to the Receiver General and reduced the provision by $1.8 million. In 2019, the Company received a decision from the appeals division that the Company’s objection was denied, and the Company filed a Notice of Appeal with the British Columbia Supreme Court. The Attorney General of Canada replied to the facts and arguments in the Company’s Notice of Appeal and stated its position that the Company’s expenditures did not qualify for the BCMETC program. Subsequent to the year end, the Company completed discoveries with the Department of Justice and will continue to move the appeal process forward as expeditiously as possible. The Company intends to continue to fully defend its position. As at December 31, 2022, the Company has recognized $3.9 million of long-term receivable from the CRA, including $2.3 million of HST credit due to the Company. The amount recorded in long-term receivables as of December 31, 2022 of $3.9 million includes the initial reassessment of $3.6 million, plus accrued interest.

The Company will continue its objective of advancing its major gold projects, KSM and Courageous Lake, and to further explore the Iskut, Snowstorm and 3 Aces projects to either sell or enter into joint venture arrangements with major mining companies. The market for metals streams and royalty interests seems to be growing and the Company will determine the merits of disposing of options it holds on non-core net profits interests and net smelter returns. Financing future exploration and development may include the selling or entering into new streaming and royalty arrangements.

Contractual Obligations

The Company has the following commitments as at December 31, 2022:

	Payments due by years
($000s)	Total	2023	2024-25	2026-27	2028-29
Secured note – interest expense	138,656	19,808	39,616	39,616	39,616
Capital expenditure obligations	104,688	98,128	6,560	-	-
Flow-through share expenditures	15,023	15,023	-	-	-
Mineral interests	5,782	826	1,652	1,652	1,652
Lease obligation	1,701	669	834	106	92
	265,849	134,454	48,662	41,374	41,360

In 2022, the Company entered into a Facilities Agreement with BC Hydro covering the design and construction of facilities by BC Hydro to supply construction phase hydro-sourced electricity to the KSM project.

The cost to complete the construction is estimated to be $32.8 million of which the Company has paid $11.7 million to BC Hydro and the remaining balance is due in 2023. In addition, the Facilities Agreement requires $54.2 million in security or cash from the Company for BC Hydro system reinforcement which is required to make the power available of which the Company has paid $21.2 million to BC Hydro and the balance is due in 2023. The $54.2 million system reinforcement security will be forgiven annually, typically over a period of less than 8 years, based on project power consumption. Subsequent to December 31, 2022, $43.7 million was paid to BC Hydro.

Prior to its maturity, the secured note bears interest at 6.5%, or US$14.6 million per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares.

Outlook

As mentioned above, the COVID-19 pandemic has not materially impacted the Company’s operations, financial condition or financial performance in 2022, but in 2020 and 2021 it caused it to reduce the scale of certain programs as it hindered the pace of advancement at the affected projects in those years. The Company has been able to execute its 2022 exploration, and monitoring programs at its projects as well as the site capture and early infrastructure development activities at KSM, safely and within the constraints and safety measures implemented. Although the capital markets have been relatively volatile, the Company has not experienced limitations nor does it foresee limitations to accessing capital on acceptable terms. No disruptions to supply chains have been experienced nor have there been delays in project activity.

In 2022, the Company has enjoyed favorable capital markets, closing the US$225 million secured financing in the first fiscal quarter and has successfully raised funds under its ATM offering of common shares and other financings mentioned above and its financial condition has not been adversely impacted by the pandemic. As a company without revenue from operations, its financial performance has not been impacted by the pandemic. The Company will continue to monitor developments of the pandemic and will continue to assess the pandemic’s potential impact on the Company’s operations and business.

In addition to the extensive Substantial Start work that the Company is carrying out, it also continues its pursuit of a joint venture agreement on the KSM project with a suitable partner on terms advantageous to the Company, since it does not intend to build or operate the project alone. The KSM project includes multiple deposits and provides a joint venture partner, or purchaser, flexibility in the design of the project. In accordance with its priorities and risk tolerance, the Company believes that it does not make sense for it to start preparing a feasibility study on the KSM project on its own. The 2022 KSM PFS includes recommendations on additional work that could be completed to advance the project, including budget estimates. The work that a joint venture partner might choose to complete might include some or all of this recommended work and might include significantly more work, and so the timing and cost for a joint venture partner to conclude the recommended work or a feasibility study is difficult to predict. The Company plans its work to advance the KSM project on an annual basis, when the results of one year’s work have been received and analyzed, planning for the next year begins. Currently, the Company is focused on Substantial Start activities and while planning its programs, the Company will consider the recommended work in the PFS, but the Company will decide work based on its priorities, the results of its advancement work and the items it believes are best left for a joint venture partner to decide. Plans for each year are typically announced in the second quarter of the year and budgets are established at the beginning of that year.

The early construction work the Company is considering for completion in 2024 and 2025 includes completing construction of the Taft Creek fish habitat offsetting ponds, constructing the powerline from the Treaty Creek switching station to the area of the proposed processing plant and MTT portals in the North Treaty Creek valley, constructing the power substation at the area of the processing plant, constructing the Coulter Creek Access Road to the 8.6 km mark and clearing of many of the sites for location of proposed KSM Project infrastructure. The Company anticipates submitting an application to the EAO for a decision that the KSM Project has been “substantially started” well before the deadline and believes it is keeping itself on course for a positive decision.

The Company has only prepared preliminary estimates for the cost of all of this work and certain of the work requires further engineering before reasonable cost estimates can be established. The Company may elect not to complete some or many elements of this work and may elect to engage in construction of other elements of the KSM Project infrastructure instead, including in respect of the work for 2023. However, it is anticipating that its budget for 2023 early construction activities will be in the range of $100 - $180 million.

At Iskut, the Company will conduct a planned 2023 exploration program that is focused on the Bronson Slope copper-gold resource and test porphyry occurrences in other targets on the property Environmental work will also continue on the reclamation and closure plan for the Johnny Mountain mine.

At the Company’s 3 Aces project, the Company will conduct a 2023 exploration program that will include drill testing of the exploration model for extrapolation across the entire property. Additionally, the work program will provide a prioritized list of targets and drill plans to initiate resource definition on the identified target areas. The overall program is focused on the discovery of a high grade mineralized deposit.

At Snowstorm, the Company will continue exploration efforts to determine the potential for mineralized faults. Past exploration efforts have identified the geophysical signature of several parallel structures on the eastern margin of an uplifted formation block. This setting is consistent with the large mines and the projected structures are orientated parallel with mineralizing faults in the Getchell Trend. The exploration program is to test across two of these structures.

At Courageous Lake, the Company plans to commence a preliminary feasibility study for an alternative development plan for the project and determine the best path forward to unlock value.

The Company is exploring various alternatives for raising the funding necessary to pay for these construction activities and other business objectives. Possible financing options include the sale of a royalty or streaming interest in the KSM Project, funding from a joint venture partner as part of earning into an interest in the KSM Project, the sale of all or some form of interest in one of the Company’s other projects or the sale of shares or debt issued by the Company, including a possible financing under a Prospectus Supplement. The Company also has an At-the-Market Offering in the United States which has been an effective source of meaningful funding for the Company.

Environment, Social and Governance

Management and the Board of Directors have formalized several key policies that entrench the Company’s environmental, social and governance (ESG) goals, priorities and strategies to operate safely, sustainably and with the highest governance standards. The Board of Directors has established a Sustainability Committee and granted that committee the authority to investigate any activity of the Corporation and its affiliates relating to sustainability and ESG. As the Company operates in the natural resource extraction industry, the Company strives to achieve the highest operating standards, assessing and mitigating the impacts on the physical environment and the communities in which the Company operates. The Company is committed to sustainability and the integration of sustainability principles into all of our activities and has adopted its Sustainability Policy.

During the third quarter of 2022, the Company published its supplemental Sustainability Report providing insight to the Company's commitment to local communities, environment and sustainability. The report captures the last quarter of 2021 to highlight the Company’s progress towards integrating sustainability into its operations. The Company’s Sustainability Reports are prepared with select disclosures and guidance from the Sustainability Standards Accounting Board Metals and Mining Industry Standards and the Global Reporting Initiative Standards, as well as metrics designed for specifically for the Company. In the 2022 report, we will be disclosing Scope 1, 2 and 3 emissions and will be compliant with the Task Force on Climate-Related Financial Disclosures. The Company will also make submissions for CDP scoring that will provide a snapshot of the Company’s disclosure and environmental performance.

The Company also published its ESG Performance Tables for its first reporting year, 2020. The sustainability report highlights the Company’s accomplishments and approach to three critical pillars: the economy, society, and the environment. These pillars are seen as interdependent, each necessary and supportive to the other. The Company recognizes that sustainability involves protecting environmental values in the area of our projects, contributing to the health and the economic and social well-being of our employees and the local communities, and taking action on national and global priorities. A sustainable human environment requires the Company to consider issues such as cultural respect, inclusiveness, diversity, and broad participation in the opportunities and benefits which derive from our efforts.

In addition to the Sustainability Policy, the Company has also implemented its Environmental Policy; Health and Safety Policy including a separate policy on discrimination, bullying, harassment, and violence; a Workplace Employment Policy; and its Policy Statement on Diversity. The Inaugural Sustainability Report and all of the Company’s policies related to ESG can be found on the Company’s website www.seabridgegold.com.

Internal Controls Over Financial Reporting

The Company’s management under the supervision of the Chief Executive Officer and Chief Financial Officer are responsible for designing adequate internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Management evaluated the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2022 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation of the internal controls at December 31, 2022, management has concluded that the Company’s internal controls and procedures are appropriately designed and operating effectively. The registered public accounting firm that audited the Company’s consolidated financial statements has issued their attestation report on management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2022.

Changes to Internal Controls Over Financial Reporting

As previously disclosed in Management’s Discussion and Analysis for the second quarter ended June 30, 2022, the Company implemented a new enterprise resource planning (ERP) system during that quarter. The Company implemented additional controls during the transition period following the new ERP system implementation and also hired a new Director, Information Technology. Other than these changes, there was no change in the Company’s internal controls over financial reporting that occurred during the period beginning October 1, 2022 and ended on December 31, 2022 that has materially affected or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate, to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures as of December 31, 2022, that they are appropriately designed and effective.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Cybersecurity

The Company’s management is responsible for cybersecurity risks that face the Company, and the Board of Directors has granted the Audit Committee the authority to oversee management’s assessment of those risks and their prevention and mitigation approaches and to investigate any material breaches. To date, there have been no material breaches of security measures.

An independent review of access to information and other security protocols around the Company’s IT systems was undertaken in 2020 and another review is planned for early 2023. The review, among other items, verifies all employees’ ability to recognize potentially malicious emails or other communications that could enable an intruder to download malware onto the Company’s systems leading to the potential circumventing of the Company’s security protocols and to potentially steal or hold ransom Company data.

Shares Issued and Outstanding

At March 30, 2023, the issued and outstanding common shares of the Company totaled 81,643,678. In addition, there were 477,500 stock options, and 354,266 RSUs. Assuming the conversion of all of these instruments outstanding, there would be 82,475,444 common shares issued and outstanding.

Related Party Transactions

During year ended December 31, 2022 and 2021, there were no payments to related parties other than compensation paid to key management personnel. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Recent Accounting Pronouncements

Refer to Note 3 (N) in the Company’s audited consolidated financial statements for the year ended December 31, 2022.

Critical Accounting Estimates

Refer to Note 3 (C) in the Company’s audited consolidated financial statements for the year ended December 31, 2022.

Risks and Uncertainties

The risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

Forward Looking Statements

The consolidated financial statements and management’s discussion and analysis and any other materials included with them, contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, estimates, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates and expected changes to them, estimates of future production and related financial analysis, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.